Stockholder Meeting Results:
The Fund held a meeting of stockholders on October 25, 2016.
Stockholders voted as indicated below:

					Affirmative  Against	Abstain
Re-election of Joseph T. Grause, Jr.
Class I to serve until 2019		3,467,280    2,673,139	50,479
Re-election of  Julian Reid
Class I to serve until 2019		5,826,976    328,488	35,433

Ms. Marran H. Ogilvie and Messrs. Christopher B. Brader and
Richard A. Silver continue to serve as Directors of the Fund.